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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Boul. Rene-Levesque W. Suite 4025
(No. and Street)

PROCESSED
SEP 2 3 2002
THOMSON FINANCIAL

Montreal	Quebec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Dunwoody, LLP
(Name — if individual, state last, first, middle name)

4150 Ste-Catherine St. West, 6th Floor	**Montreal**	**Quebec**	H3Z 2Y5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Brockhouse & Cooper Inc.

Consolidated Statement of Financial Condition

For the year ended March 31, 2002
(Expressed in U.S. dollars)

Brockhouse & Cooper Inc.
Consolidated Statement of Financial Condition
For the year ended March 31, 2002
(Expressed in U.S. dollars)

Contents

Independent Auditors' Report 2

Consolidated Statement of Financial Condition 3

Notes to Consolidated Statement of Financial Condition 4



BDO Dunwoody s.r.l./LLP
Comptables agréés et consultants
Chartered Accountants and Consultants

4150, rue Sainte-Catherine O.,
6ième étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
Site internet/Website: www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.

We have audited the accompanying consolidated statement of financial condition of Brockhouse & Cooper Inc. as of March 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 23, 2002

Brockhouse & Cooper Inc.
Consolidated Statement of Financial Condition
(Expressed in U.S. dollars)

March 31		2002		2001
Assets				
Current				
Cash (Note 3)	$	**1,831,510**	$	1,718,582
Term deposits (Note 4)		**844,162**		856,545
Due from clients		**44,129**		-
Due from brokers		**2,382,138**		403,379
Accounts receivable		**3,163**		212,870
Income taxes recoverable		**-**		208,108
Securities owned, at market (Note 5)		**468,309**		298,131
Prepaid expenses		**5,250**		-
Due from related party (Note 9)		**-**		126,830
		5,578,661		3,824,445
Stock exchange shares (Note 6)		**13,811**		13,959
Capital assets (Note 7)		**146,172**		193,898
Investment (Note 8)		**300,903**		245,723
	$	**6,039,547**	$	4,278,025
Liabilities and Stockholders' Equity				
Current				
Due to clients	$	**2,510,223**	$	358,045
Accounts payable and accrued expenses		**443,740**		1,101,551
Income taxes payable		**8,461**		-
Due to related party (Note 9)		**27,637**		-
		2,990,061		1,459,596
Stockholders' equity (Note 10)		**3,049,486**		2,818,429
	$	**6,039,547**	$	4,278,025

On behalf of the Board

______________ Director

______________ Director

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Brockhouse & Cooper Inc., incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services. Brockhouse & Cooper Inc. is a member of the National Association of Securities Dealers, Inc. (NASD), an Approved Participant in the Bourse de Montréal Inc., and a Participating Organization in The Toronto Stock Exchange Inc.

2. Significant Accounting Policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Basis of consolidation

These consolidated financial statements include the accounts of an integrated wholly-owned subsidiary, Brockhouse and Cooper International, Inc. The assets and liabilities of the parent-founded subsidiary company are initially recorded at cost. The results of operations are included from the date of incorporation. All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The presentation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Securities owned

Securities owned are recorded at market value. Securities listed on national and international exchanges are valued at the last sales price on the date of valuation.

Unrealized gains (losses) on securities are reflected in commission income, net on the statement of operations. Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

Stock exchange shares

Stock exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Capital assets

Capital assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Office equipment	- 3 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

Investment

The investment in a company subject to significant influence is accounted for under the equity method.

Income taxes

The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Financial instruments and brokerage agreements

The company's financial instruments consist of cash, term deposit, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties and accounts payable and accrued charges.

The company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, bankers and other financial institutions. If these transactions do not settle because of failure to perform by either a client or counterparty, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The company's risk is normally limited to the differences in market values of the securities.

Foreign exchange risk arises due to fluctuations in foreign currency rates. The company conducts a significant portion of its business in foreign currencies.

Interest rate risk arises due to fluctuations in interest rates. The company is exposed to interest rate risk on fixed rate securities owned.

Foreign currency translation

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

Comprehensive income

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income or loss and its components and accumulated balances. Comprehensive income or loss is defined to include all changes in equity except those resulting from investments by owners and distributions to owners.

At March 31, 2002, the Company had an accumulated other comprehensive loss of $436,250 (2001 - $371,652). This loss was comprised of loss on disposal of treasury stock, refundable dividend taxes paid, net of recovery, and accumulated foreign currency translation adjustments arising from the fluctuation in the value of the Canadian dollar with respect to the U.S. dollar.

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $426,300 (2000 - $nil) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3.

(Expressed in U.S. dollars)

4. Term Deposits

Term deposits consist of short-term investments bearing interest at 1.0% (2001 - 4.2%) per annum, due April 1, 2002 (2001 - April 2nd, 2001).

5. Securities Owned

	2002	2001
U.S. and Canadian government bonds	**$ 18,644**	$ 22,624
Canadian provincial bonds	**20,266**	199,395
Corporate bonds	**429,399**	76,112
	$ 468,309	$ 298,131

6. Stock Exchange Shares

Upon the demutualization of the Toronto Stock Exchange ("TSE") during the prior year, the company received 20 common shares in the capital stock of the newly formed Toronto Stock Exchange Inc. in exchange for the one seat of the TSE previously held by the company. The sale of these shares is restricted for a period of two years. The value of the shares was established at approximately $1,507,000 ($2,400,000 Cdn.) as at April 3, 2000. The most recent selling price for these shares is not available as the shares have not traded publically since the demutualization.

Upon the demutualization of the Montreal Stock Exchange ("ME") during the prior year, the company received 100,000 common shares in the capital stock of the newly formed Bourse de Montreal Inc. in exchange for the one seat previously held by the company. The value of these shares was established at approximately $311,000 ($496,000 Cdn.) as at October 1, 2000. The most recent selling price for these shares is not available as the shares have not traded publically since the demutualization.

(Expressed in U.S. dollars)

7. Capital Assets

			2002	2001
	Cost	Accumulated Depreciation & Amortization	Net	Net
Technology equipment	$ 236,607	$ 153,903	$ 82,704	$ 66,684
Office equipment	53,126	41,521	11,605	32,186
Furniture and fixtures	69,704	30,031	39,673	49,398
Leasehold improvements	93,658	81,468	12,190	45,630
	$ 453,095	$ 306,923	$ 146,172	$ 193,898

8. Investment

	2002	2001
1,000 shares of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 1/3 ownership interest.		
Balance, beginning of year	$ 243,116	$ 384,444
Dividend received during the year	(48,820)	(220,655)
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year	106,607	81,934
Balance, end of year	$ 300,903	$ 245,723

(Expressed in U.S. dollars)

9. Related Party Transactions

At the end of the year, the amounts due (to) from the related party are as follows:

	2002	2001
Significantly influenced company	**$ (27,637)**	$ 126,830

These balances are non-interest bearing, due upon demand and have arisen from the services provided and revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

10. Capital stock

Capital stock, as detailed below, is included as a component of stockholder's equity.

Authorized
An unlimited number of common shares without par value

Issued

	2002	2001
46,043 common shares (2001 - 45,921)	**$ 983,354**	$ 970,938

During the year the company issued 122 common shares for a cash consideration of $12,416 ($19,437 Cdn).

During the year the company acquired 260 shares of its own capital stock for a cash consideration of $35,054 ($54,874 Cdn). Subsequent to their acquisition, the company resold these common shares for a cash consideration of $26,461 ($41,422 Cdn) resulting in a loss on disposal of treasury stock of $8,593 ($13,452 Cdn).

(Expressed in U.S. dollars)

11. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of the NASD, the company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2002, the company had regulatory net capital of $2,443,463, which was $2,193,463 in excess of its required regulatory net capital of $250,000. The Company's regulatory net capital ratio was 1.2 to 1.

Brockhouse & Cooper Inc.
Report on Internal Control Required by SEC Rule 17a-5
For the year ended March 31, 2002



BDO Dunwoody s.r.l./LLP
Comptables agréés et consultants
Chartered Accountants and Consultants

4150, rue Sainte-Catherine O.,
6ième étage / 6th floor
Montréal Québec Canada H3Z 2Y5
Tél./Phone: (514) 931-0841
Téléc./Fax: (514) 931-9491
Site internet/Website: www.bdo.ca

Independent Auditors' Report

To the Shareholders of
Brockhouse & Cooper Inc.

In planning and performing our audit of the consolidated financial statements of Brockhouse & Cooper Inc. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of any differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Dunwoody LLP

Chartered Accountants

Montreal, Quebec
April 23, 2002